[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

(212) 474-1024

March 21, 2014

Mr. Jeffrey P. Riedler

Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Montpelier Re Holdings Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed March 6, 2014
File No. 001-31468

Dear Mr. Riedler:

On behalf of Montpelier Re Holdings Ltd. (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 6, 2014 (the “Proxy Statement”) contained in your letter dated March 19, 2014 (the “Comment Letter”), we submit this letter on behalf of the Company containing the Company’s responses to the Comment Letter. Concurrent with the filing of this letter, the Company is filing a revised preliminary proxy statement via EDGAR. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in the Proxy Statement.

For your convenience, we have set out the text of the comment from the Comment Letter in bold, followed by the Company’s response.

Proposal 3 — Adoption of Amended and Restated Bye-Laws, page 42

1.              We note your disclosure that in addition to revisions to voting rights adjustment provisions, this amendment will also “make various other technical revisions and improvements” to the bylaws. Rule 14a-4(a)(3) of the Exchange Act requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” Please expand your description of the technical revisions listed on page 43 and provide us supplementally with your analysis as to why these various actions should not be unbundled into separate proposals for shareholder approval. Please additionally include a marked copy of the proposed amended and restated bylaws that clearly indicates all changes being proposed.

A.            Response — Expanded Description of the Technical Revisions

In response to the Staff’s comment, the Company proposes to revise the paragraph captioned “Technical Revisions and Improvements” as follows (additions underlined and deletions struck-through):

Technical Revisions and Improvements

In connection with the amendments to the Current Bye-Laws described in this Proposal 3, the Board has concluded that it also is advisable and in the best interests of the Company and Shareholders to make various other technical revisions and improvements to the Current Bye-Laws. These amendments will~~, among other things~~:

(i)                                    revise Bye-Law 11 to specify ~~the circumstances in which the Company may purchase Common Shares~~ that the Company will have the option to purchase shares to cure or avoid adverse tax consequences or adverse legal or regulatory treatment to any of its “affiliates” (in addition to any such consequences to the Company or its Shareholders). Bye-Law 11 of the Current Bye-Laws refers to “subsidiaries”, which is not defined and could be subject to various interpretations. Because the Company has at least one controlled entity of which it owns less than 50% (which may or may not be considered a “subsidiary,” depending on one’s interpretation) and because the term “affiliate” is defined elsewhere in the Bye-Laws, this change will clarify the application of Bye-Law 11;

(ii)                                 revise Bye-Law 12B of the Current Bye-Laws to remove outdated references to the terms of Directors;

(iii)                              revise Bye-Law 51(2) to clarify that in the event voting rights of a Shareholder are adjusted pursuant to Bye-Law 51 and voting rights are then conferred proportionately among the Shareholders, a Shareholder that is a United Kingdom corporation will not be conferred votes under Bye-Law 51(2) to the extent, and only to the extent, doing so would cause the votes conferred by such shares to exceed 24.9% of the total voting power of all shares entitled to vote. This revision avoids the potential misinterpretation of Bye-Law 51(2) of the Current Bye-Laws that the provision would allow for an additional 24.9% of the total voting power to be conferred on a United Kingdom corporation or that such corporation would be prohibited from owning an amount of shares entitling it to voting power of more than 24.9%, even if it chooses to own such an amount of Common Shares;

(iv)                             conform Bye-Law 55(3) to the recent amendments to the Companies Act by removing the restriction that the Company may not provide any financial assistance to any person for the purpose of a purchase or a subscription made or to be made by any person of or for any Common Shares;

(v)                                revise Bye-Law 56(3) to remove the ability of the Company, any time its share capital is divided into different classes of shares, to vary the rights attached to a class of shares with the written consent of the holders of three fourths of the issued shares of that class. The Amended Bye-Laws will still allow the Company to vary such rights with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class;

(vi)                             revise Bye-Law 65 of the Current Bye-Laws to provide ~~specify certain circumstances under which~~ that the Board may decline to register a transfer of Common Shares that has not been made in conformity with the terms of the Bye-Laws or any transfer of any Common Share which is not a fully-paid share. Bye-Law 65 will also be revised to clarify that the Board may not restrict the transfer of Common Shares if it would in any way interfere with the settlement of trades or transactions entered into through the facilities of a stock exchange or automatic quotation system on which the shares are listed or traded from time to time, but the Board may decline to register transfers in accordance with the Bye-Laws after a settlement has taken place;

(vii)                          revise Bye-Law 71 of the Current Bye-Laws to clarify the Board’s permissible use of reserve funds, which may be used for any purpose of the Company either in the business of the Company or which may be invested in such investments as the Board may think fit. Bye-Law 71 will also clarify that the Board may carry forward any sums not put to reserve which it may think prudent not to distribute;

(viii)                       remove outdated references to a potential “initial public offering”;

(ix)                             remove Bye-Laws 56(5), 82, 83 and 84 of the Current Bye-Laws, which duplicate provisions in other sections of the Bye-Laws; and

(x)                                incorporate various grammatical revisions and conform usage of defined terms and section references.

These various technical revisions and improvements to the Bye-Laws will enhance the Company’s corporate governance.

B.            Response — Analysis of Bundling Under Exchange Act Rule 14a-4(a)(3)

The Company has undertaken an analysis of Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended, and guidance issued by the Staff with respect thereto, specifically the Division of Corporation Finance Compliance and Disclosure Interpretations of Exchange Act Rule 14a-4(a)(3) (as revised on January 24, 2014, “Bundling C&DI”). The Company respectfully submits that Proposal 3 does not contain “separate matters” required to be presented in separate proposals.

In Bundling C&DI Question 101.02, the Staff indicated that it “would not ordinarily object to the bundling of any number of immaterial matters with a single material matter.” The Staff explained further that the relevant consideration for whether a matter is “immaterial” is whether the given matter “substantively affects shareholder rights.”

The Company respectfully submits that each of the amendments to the Company’s Bye-Laws detailed in Proposal 3 under the caption “Technical Revisions and Improvements” are immaterial matters, such that they may be included in a single proposal together with the material amendments described in Proposal 3 under the caption “Revisions to Voting Rights Adjustment Provisions.” None of the technical amendments to the Company’s Bye-Laws will substantively affect shareholder rights. Further, management of the Company does not know or have reason to believe that any of the immaterial amendments are ones on which shareholders could reasonably be expected to wish to express a view separate from their views on the other amendments in Proposal 3 (see Bundling C&DI Question 101.02).

Set forth below is an analysis, with respect to each technical amendment described above, as to why the proposed technical amendments to the Company’s Bye-Laws are immaterial and need not be unbundled for shareholder approval. To assist your review of our response, our analysis of each amendment below is numbered according to the corresponding description of such amendment in Response A above.

(i)                                   As described above, the Bye-Law 11 of the Current Bye-Laws refers to “subsidiaries,” which is not a defined term in the Bye-Laws. It is, therefore, unclear as to which entities the provision applies because the Company has at least one controlled entity of which it owns less than 50%, which may or may not be understood to be a “subsidiary,” depending on one’s interpretation. “Affiliate,” however, is defined elsewhere in the Bye-Laws, and its use in place of “subsidiaries” in Bye-Law 11 clarifies the entities to which the provision applies. The Company respectfully submits that this clarifying revision to Bye-Law 11 is an immaterial amendment that will not substantively affect Shareholders’ rights.

(ii)                                Bye-Law 12B of the Current Bye-Laws specifies the terms of each of the initial classes of the Directors. Each of these terms has expired, and as such, this information is no longer relevant. The Company respectfully submits that the removal of these references is an immaterial amendment that will not substantively affect Shareholders’ rights.

(iii)                             The language in Bye-Law 51(2) of the Current Bye-Laws is vague with respect to how voting rights will be conferred on United Kingdom corporations in the event another Shareholder’s voting rights are cut back.

The proposed amendments to Bye-Law 51(2) simply clarify the operation of the provision to align with the Company’s and Shareholders’ expectations. The Company respectfully submits that the clarification of Bye-Law 51(2) is an immaterial amendment that will not substantively affect Shareholders’ rights.

(iv)                            Bye-Law 55 is in place, in part, to protect Shareholders by requiring that the Company issue shares only in accordance with the law. Bye-Law 55(3) of the Current Bye-Laws is a product of a prior rule under the Companies Act that prohibited the Company from giving any financial assistance to a person for the purpose of purchasing the Company’s Common Shares. This provision of the Companies Act has been repealed and, as such, Bye-Law 55(3) of the Current Bye-Laws is no longer a meaningful protection of Shareholders’ rights. The Company respectfully submits that the removal of Bye-Law 55(3) of the Current Bye-Laws is an immaterial amendment that will not substantively affect Shareholders’ rights.

(v)                               The proposed amendment to Bye-Law 56(3) to remove the written consent mechanism by which the Company may vary the rights attached to a class of shares is a limitation on the Company’s ability to modify Shareholder rights and is a mechanism that is impracticable for the Company to utilize in practice. Accordingly, the Company respectfully submits that the removal of this provision is an immaterial amendment that will not substantively affect Shareholders’ rights.

(vi)                            The proposed amendments to Bye-Law 65 provide that the Board may decline to register any transfer of shares not made in conformity with the terms of the Bye-Laws. Bye-Law 65(6) of the Current Bye-Laws already provides that any purported transfer of shares in contravention of the Bye-Laws is void. Accordingly, this amendment does not substantively affect Shareholders’ rights.

The proposed amendments to Bye-Law 65 also provide that the Board may decline to register any transfer of any share which is not a fully-paid share. This amendment simply clarifies for Shareholders that a share may not be registered if it is not fully-paid. Accordingly, this amendment does not substantively affect Shareholders’ rights.

Finally, the amendments to Bye-Law 65 clarify that while the Board may not restrict the transfer of Common Shares if it would in any way interfere with the settlement of trades or transactions entered into through the facilities of a stock exchange or automatic quotation system on which the shares are listed or traded from time to time, the Board may decline to register transfers in accordance with the Bye-Laws after a settlement has taken place. While this limitation is included in the substantive provisions of Bye-Law 65 of the Current Bye-Laws, a separate provision Bye-Law

65(5) is proposed in the Amended Bye-Laws to clarify that the limitation applies to all transfer restrictions in Bye-Law 65. Accordingly, this amendment does not substantively affect Shareholders’ rights.

The Company respectfully submits that the amendments to Bye-Law 65 are immaterial.

(vii)                         Bye-Law 71 of the Current Bye-Laws provides the Board wide latitude to set aside reserves from the surplus or profits of the Company and to use those reserves as it thinks proper. The proposed amendments to Bye-Law 71 clarify that the Board may employ the funds in the business of the Company, invest the funds as it thinks fit, or carry forward any sums which it may think prudent not to distribute. The amended Bye-Law 71 does not substantively change the permitted uses of reserve funds by the Board. The Company respectfully submits that the clarifying amendments to Bye-Law 71 are immaterial.

(viii)                      The Current Bye-Laws contain references to an anticipated “initial public offering” in Bye-Law 54 and 65. These references are no longer relevant, as the Company has already completed its initial public offering. Thus, it is proposed the Bye-Laws be amended to remove references to an initial public offering.  The Company respectfully submits that the removal of these references is an immaterial amendment that will not substantively affect Shareholders’ rights.

(ix)                             Bye-Laws 56(5), 82, 83 and 84 of the Current Bye-Laws contain provisions that duplicate the substantive effect of other Bye-Laws. Bye-Law 56(5) of the Current Bye-Laws, which provides for the purchase by the Company of its own Common Shares, is duplicative of the provision in Bye-Law 11(1). Similarly, Bye-Laws 82, 83 and 84 of the Current Bye-Laws are duplicative of the notice provisions in Bye-Law 37A. The Company respectfully submits that the removal of duplicative provisions is an immaterial amendment that will not substantively affect Shareholders’ rights.

(x)                               The various grammatical changes to the Current Bye-Laws and the changes to incorporate proper use of all defined terms and section references will not have any substantive effect on any of the provisions of the Bye-Laws or Shareholders’ rights. The Company respectfully submits that these amendments are immaterial.

For the foregoing reasons, the Company believes that such technical amendments to the Company’s Bye-Laws do not need to be unbundled into separate proposals for Shareholder approval.

C.            Response — Marked Copy of the Proposed Amended and Restated Bye-Laws

In response to the Staff’s comment, a marked copy of the Company’s Amended and Restated Bye-Laws clearly showing all proposed amendments will be attached as Appendix B to the revised proxy statement that will be filed concurrently with this letter.

We hope that the foregoing, and the revisions to the Proxy Statement, has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Craig F. Arcella at (212) 474-1024 or by email at carcella@cravath.com.

Sincerely,

/s/ CRAIG F. ARCELLA, ESQ.
Craig F. Arcella, Esq.

The undersigned hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the preliminary proxy statement; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ MICHAEL S. PAQUETTE
Name:	Michael S. Paquette
Title:	Executive Vice President and Chief
Financial Officer